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                           ARVP II ACQUISITION, L.P.
                         245 FISCHER AVENUE, SUITE D-1
                          COSTA MESA, CALIFORNIA 92626
                              TEL. (714) 751-7400

                                  May 11, 2004

To Whom It May Concern:

     As you are aware, we have extended the Expiration Date of our Offer and Consent Solicitation to 11:59 p.m. Eastern time on May 14, 2004. As a result, your clients have until this time to tender their Units and consent to the Merger Proposal as provided in our Offer to Purchase Offer and Consent Solicitation Statement, dated March 24, 2004 (the "Offer to Purchase").

     Our records indicate some or all of your clients have not yet tendered their Units or consented to our proposal to effect the Merger as provided in the Offer to Purchase. For your convenience, we have attached to this letter a list of the names of your clients who have not yet tendered their Units or voted on the Merger Proposal.

     The Offer and the Merger are each conditioned on, among other things, approval of the Merger Proposal by Unitholders holding more than 50% of the Units that ARV Assisted Living, Inc. or its subsidiaries do not own. Therefore, if we do not receive such approvals, your clients may not receive the $300 per Unit Offer Price, even if they have validly tendered their Units and consented to the Merger Proposal.

     Therefore, anyone wishing to tender their Units must complete and fax his or her Agreement of Assignment and Transfer previously sent to such person immediately to ACS Securities Services, Inc. at (866) 275-3710 on or prior to the Expiration Date and mail in the originals of such materials as provided in the Offer to Purchase.

     Anyone wishing to consent to the Merger Proposal must complete and fax his or her Consent Form previously sent to such person immediately to the same number on or prior to the Expiration Date.

     Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase.

     If you have any questions, please call the Information Agent at (866) 275-3707 or Ms. Connie Lester at (714) 435-4338.

                                          Very truly yours,

                                          ARVP II Acquisition, L.P.